

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2011

<u>Via E-mail</u>
Matthew C. Flemming
Chief Executive Officer
HII Technologies, Inc.
710 North Post Oak Road, Suite 400
Houston, Texas 77024

> **Re: HII Technologies, Inc.**
> **Registration Statement on Form 10**
> **Filed September 14, 2011**
> **File No. 000-30291**

Dear Mr. Flemming:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please note that this registration statement will automatically become effective 60 days from September 14, 2011, the date on which it was first filed with the Commission. See Section 12(g)(1) of the Exchange Act. Upon effectiveness, you will become subject to the Exchange Act reporting requirements. As a result, you may wish to consider voluntarily withdrawing your registration statement until such time that you have adequately addressed all of our comments.

<u>Item 1. Business, page 2</u>

2. Please provide a more fulsome discussion of your prior operations, products and services, and how they are different from the new business you are trying to develop. In this regard, it appears from existing disclosure that the subsidiaries whose assets and operations you sold in 2008 and 2011 already had operations in oilfield machinery and

industrial valve manufacturing. Clarify what oilfield products and services you intend to supply and explain what down hole tools and industry related technologies are. We note that you have included a discussion of the "Global Oil Field Services" industry beginning on page 6, but it is unclear where your anticipated products and services fit in to the industry, or which types of companies you expect to compete with.

3. Please elaborate on the circumstances that led you to sell Shumate and Hemiwedge in 2008 and 2011. Please also include an management's analysis of these operations and the trends, events and uncertainties that impacted them in MD&A, particularly as it appears that the operations you intend to develop are in the same industry and may be affected by similar trends, events and uncertainties as your former operations.

Points of Operation, page 11

4. Please revise your disclosure under this heading in light of your indication on page 23 that your lease of the Conroe facility was terminated on August 10, 2011.

Item 5. Directors and Executive Officers, page 24

5. Please discuss the specific experience, qualifications, attributes or skills that led you to the conclusion that each member of your board should serve as a director at this time, in light of your business and structure. See Item 401(e) of Regulation S-K.

Involvement in Certain Legal Proceedings, page 25

6. Please revise your disclosure to confirm, if true, that other than Mr. Flemming's participation with the Excalibur entities and their 2004 and 2005 bankruptcies, none of your directors, nominees for director, or executive officers were involved in any of the legal proceedings described in Item 401(f) of Regulation S-K during the last 10 years. Your current disclosure refers to the past five years.

Item 6. Executive Compensation, page 29

Compensation of Directors, page 31

7. Your disclosure in the paragraph immediately following your directors compensation table indicates that Mr. Womak in fact received $25,000 in cash for director fees. Please revise the compensation table to reflect this amount or explain to us why doing so would be inappropriate.

Market Information, page 33

8. We note your disclosure that your securities are not currently listed on an exchange or reported on any over the counter quotation service, but that your common stock was

quoted on OTCBB until your registration was revoked in February 2011. In view of this disclosure, please provide additional detail as to the reasons for the revocation, explain why you are registering your securities under the Exchange Act at this time, and disclose whether you intend to seek quotation on the OTCBB again.

Financial Statements

General

9. Please consider the updating requirements of Rule 8-08 of Regulation S-X when amending your Form 10 to address the comments in this letter.

Consolidated Statements of Operations, page 49

10. Please revise your caption "Loss before discontinued operations" to say "Income (Loss) before discontinued operations" instead.

Note 13. Subsequent Events, page 67

11. Please disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Please refer to ASC 855-10-50-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Green, Staff Accountant, at (202) 551-3733 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Marc A. Indeglia, Esq.
        Indeglia & Carney (via E-mail)